Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7415 cmiller@manatt.com

July 30, 2025	Client-Matter: 42555-043

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Re:	Avidbank Holdings, Inc.
Registration Statement on Form S-1 Submitted July 18, 2025
CIK No. 0001443575

Ladies and Gentlemen:

On behalf of our client, Avidbank Holdings, Inc. (the “Company”), we hereby respectfully provide responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued pursuant to our oral discussion with the Staff on July 29, 2025 (the “Comments”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-288743) as submitted with the Commission on July 18, 2025 (the “S-1”).

In response to our discussions with the Staff and in connection with our proposed S-1/A submitted to the Commission via a Correspondence Letter from July 22, 2025, we intend to further revise our disclosures on the following pages of the draft Amendment No.1 to S-1 (the “S-1/A”), as attached hereto as Redline 1, to (i) clarify risks associated with our Venture Lending business by including a separate risk factor on page 29, (ii) enhance the liquidity risk disclosure on page 92 and (iii) update the beneficial ownership information of the Company’s 5% or more shareholders pursuant to Item 403 of the Regulation S-K on pages 147 - 148.

Should you have any questions regarding the foregoing responses or additional comments regarding our proposed edits to the S-1/A in connection with the Commission’s Comments, please do not hesitate to contact Craig Miller at 415.291.7415 or Veronica Lah at 310.312.4130.

Sincerely yours,

/s/ Craig D. Miller
Craig D. Miller

cc:	Avidbank Holdings, Inc.